SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2005

                        Commission File Number: 000-16977

                               Stolt-Nielsen S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In accordance with General Instruction B, item (iii), attached herewith as
Exhibit 99.1 is a press release, dated October 18, 2005, announcing that Stolt-Nielsen Transportation Group, a 100 % owned subsidiary of Stolt-Nielsen S.A. ("SNSA") purchased 637,900 of SNSA's Common Shares in the open market in accordance with SNSA's share repurchase program. The share repurchase program was announced on August 25, 2005 and authorizes the purchase of up to $200 million worth of SNSA's Common Shares or related American Depositary Shares.

The attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of the registrant's Registration Statements on Form S-8 (No. 33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to
be a part of such prospectuses from the date of the filing thereof.

The attached press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding SNSA's future market environment, outlook, and financing costs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in SNSA's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which SNSA operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which SNSA operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that SNSA transports; prevailing market rates for the transportation services that SNSA offers; the cost and feasibility of maintaining and replacing SNSA's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing SNSA's aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; SNSA's relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond SNSA's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           STOLT-NIELSEN S.A.

Date:    October 18, 2005                  By: /s/ Alan B. Winsor
                                              ----------------------------------
                                              Name:   Alan B. Winsor
                                              Title:  Attorney-in-Fact